EXHIBIT 99.1

Changes in TeliaSonera's Nomination Committee

STOCKHOLM, Sweden, Oct. 6, 2005 (PRIMEZONE) -- At the annual general meeting 2005 of TeliaSonera AB (publ), the meeting decided to appoint Eva Halvarsson as representative of the Kingdom of Sweden, Samuli Haapasalo as representative of the Republic of Finland, KG Lindvall as representative of Robur Fonder, Bjorn Lind as representative of SEB Fonder and Tom von Weymarn in his capacity as chairman of the board, to be members of the Nomination Committee for the period up to and including the annual general meeting 2006.

In accordance with the instruction for the Nomination Committee adopted at the same meeting, the Republic of Finland have now announced that Markku Tapio shall be the representative of the Republic of Finland on the Nomination Committee and the SEB Fonder have announced that Lennart Ribohn shall be the representative of the SEB Fonder on the Nomination Committee.

Forward-Looking Statements

Statements made in the press release relating to future status or circumstances, including future performance and other trend projections are forward-looking statements. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. There can be no assurance that actual results will not differ materially from those expressed or implied by these forward-looking statements due to many factors, many of which are outside the control of TeliaSonera.

TeliaSonera is the leading telecommunications company in the Nordic and Baltic regions. At the end of December 2004 TeliaSonera had 15,411,000 mobile customers (51,359,000 incl associated companies) and 8,312,000 fixed telephony customers (8,943,000 incl associated companies) and 2,017,000 internet customers (2,056,000 incl associated companies). Outside the home markets TeliaSonera has extensive interests in the growth markets in Russia, Turkey and Eurasia. TeliaSonera is listed on the Stockholm Stock Exchange and the Helsinki Stock Exchange. Net sales January-December 2004 amounted to SEK 81.9 billion (EUR 9.08 billion). The number of employees was 29,082.

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